Exhibit 99.2

6190 Agronomy Road, 6/F Vancouver, B.C. V6T 1Z3 CANADA	Tel: 604-677-6905 Fax:604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE               NASDAQ: CRME               TSX: COM
CARDIOME REPORTS 2005 RESULTS
Vancouver, Canada, March 31, 2006 — Cardiome Pharma Corp. (NASDAQ: CRME / COM: TSX) today reported financial results for the fourth quarter and year ended December 31, 2005. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on December 31, 2005, the exchange rate was CAD$1.00 = U.S. $0.8598.
Summary Fourth Quarter Results
Net loss for the fourth quarter of 2005 was $8.6 million, or $0.17 per share, compared to net income of $1.8 million, or $0.05 per share for the same period in 2004. The increase in net loss was primarily due to a decrease in revenue from $11.6 million in the fourth quarter of 2004 to $3.0 million in the fourth quarter of 2005. The decrease in revenue was due to the non-recurring milestone payment of $7.2 million earned from our collaborative partner, Astellas Pharma US, Inc., in the fourth quarter of 2004, as well as lower research collaborative fees received as Astellas directly incurred an increased proportion of the development costs associated with RSD1235 (iv).
Research and development costs for the fourth quarter of 2005 were $8.9 million, comparable to the $8.9 million incurred in the same period of 2004. General and administration expenses were $3.2 million, an increase of $1.1 million from $2.1 million in the same period of 2004. The increase was largely due to the addition of personnel and expanded business development activities. Amortization expenses declined to $0.3 million for the quarter compared to $1.1 million for the same period in 2004, following the write-down of intangible assets related to the Oxypurinol development program in the third quarters of 2005 and 2004. Stock-based compensation, a non-cash item included in operating expenses, was $1.4 million for the quarter, as compared to $0.8 million for the same period in 2004.
Summary Fiscal 2005 Results
For fiscal 2005, we recorded a net loss of $53.4 million, or $1.09 per share, compared to a net loss of $27.8 million, or $0.71 per share, for the same period in 2004. The increase in net loss of $25.6 million was largely a result of a decrease in non-recurring revenue, increased operating expenses and a write-down of intangible assets.
Total revenue for fiscal 2005 was $16.1 million, a decrease of $10.3 million from $26.4 million in fiscal 2004. The decrease in revenue was primarily due to a non-recurring $7.2 million milestone earned from Astellas in the fourth quarter of 2004, as well as lower research collaborative fees received as Astellas directly incurred an increased proportion of the development costs associated with RSD1235 (iv).
Research and development expenses for fiscal 2005 were $41.5 million, an increase of $2.8 million from $38.7 million in fiscal 2004, due to expanded clinical development activities during fiscal 2005. General and administration expenses increased by $2.0 million to $9.3 million in fiscal 2005 from $7.3 million in fiscal 2004 due to the addition of personnel and expanded business development activities. Amortization expense decreased by $2.4 million to $2.7 million in fiscal 2005 from $5.1 million in fiscal 2004, due to the write-down of intangible assets related to the Oxypurinol development program in the third quarters of 2005 and 2004. Stock-based compensation, a non-cash item included in operating expenses, was $5.8 million for the year, as compared to $3.1 million for 2004.
Included in the results of operations for fiscal 2005 and 2004 are write-downs of intangible assets of $23.3 million and $11.5 million, respectively. These write-downs were recorded following our decision to suspend further development of Oxypurinol for the treatment of congestive heart failure and Oxypurinol for the treatment of gout in September 2005 and September 2004, respectively.

Liquidity and Outstanding Share Capital
As of December 31, 2005, the Company had cash, cash equivalents and short-term investments of $74.0 million.
As of December 31, 2005, the Company had 51,556,175 common shares issued and outstanding, 4,914,902 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.70 per share, 145,167 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.46 per share, and 1,036,098 common shares issuable upon the exercise of Special Warrants without payment of any additional consideration.
Conference Call Notification
Cardiome will hold a teleconference and webcast on Friday, March 31, 2006 at 11:00am EST (8:00am PST). Please dial 1-866-249-2157 or 416-644-3434 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can also be accessed through Cardiome’s website at www.cardiome.com.
About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.
RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.
RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.
Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.
Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com
Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments express or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

Expressed in Canadian dollars.
Prepared in accordance with Canadian GAAP.	December 31, 2005	December 31, 2004
Cash and cash equivalents	$9,304,620	$7,319,853
Short-term investments	64,651,005	17,047,358
Amounts receivable	7,121,712	14,289,307
Prepaid expenses	1,549,590	1,131,591

Total current assets	82,626,927	39,788,109
Capital assets	4,357,123	2,687,290
Intangible assets	2,815,189	25,851,072

Total assets	$89,799,239	$68,326,471

Current liabilities	$13,012,226	$12,968,960
Long-term portion of deferred revenue	—	4,015,106
Long-term portion of deferred leasehold inducement	1,291,232	859,984
Future income tax liability	289,000	4,918,000
Shareholders’ equity	75,206,781	45,564,421

Total liabilities and shareholders’ equity	$89,799,239	$68,326,471

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATION AND DEFICIT

	For the Three Months Ended		For the Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Revenue
Licensing fees	$1,047,503	$8,414,583	$4,693,912	$12,563,649
Research collaborative fees	1,993,686	3,225,179	11,425,966	13,839,595

	3,041,189	11,639,762	16,119,878	26,403,244
Expenses
Research and development	8,909,398	8,914,280	41,470,234	38,666,892
General and administration	3,228,275	2,154,074	9,258,712	7,296,911
Amortization	328,693	1,071,723	2,700,729	5,062,158
Write-down of intangible assets	—	—	23,319,638	11,521,176

	12,466,366	12,140,077	76,749,313	62,547,137
Operating loss	(9,425,177)	(500,315)	(60,629,435)	(36,143,893)
Other income (expenses)	649,553	(709,540)	33,806	(401,150)

Loss before income taxes	(8,775,624)	(1,209,855)	(60,595,629)	(36,545,043)
Future income tax recovery	139,000	2,997,000	7,221,000	8,778,000

Net income (loss) for the period	(8,636,624)	1,787,145	(53,374,629)	(27,767,043)
Deficit, beginning of period	(136,796,677)	(93,845,817)	(92,058,672)	(64,291,629)

Deficit, end of period	$(145,433,301)	$(92,058,672)	$(145,433,301)	$(92,058,672)

Basic net income (loss) per common share[1]	$(0.17)	$0.05	$(1.09)	$(1.09)

Diluted net income (loss) per common share[1]	$(0.17)	$0.04	$(1.09)	$(1.09)

Weighted average no. of common shares	52,290,106	40,347,860	49,015,462	39,231,791

[1]	Basic and diluted net income (loss) per common share based on the weighted average no. of common shares outstanding during the period.